T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	info@coralgold.com www.coralgold.com

May 6, 2010

Trading Symbols: TSX Venture – CLH
 US;OTC.BB – CLHRF
 Berlin and Frankfurt – GV8

CORAL SET TO COMMENCE DRILLING IN NEVADA

Coral Gold Resources Ltd. (the “Company”) announces that SRK Consulting (US) Inc., the Company’s environmental compliance and permitting consultants, have submitted an amended Plan of Operations (PoO) to the US Bureau of Land Management (BLM) and the Nevada Department of Environmental Protection (NDEP).

This 121 page amendment to the PoO when approved by the BLM and NDEP will permit Coral to drill 36 core holes and 22 Reverse Circulation (RC) holes on the Gold Pan, Porphyry, Altenburg Hill and Triplet Gulch Zones at the company’s Robertson Property in Crescent Valley, Nevada.

The 36 core holes will allow comparison of assays from core with previous reverse circulation holes.  They will also provide material for column leach tests (to establish leachability of the zones) and also specific gravity tests to accurately determine potentially mineable tonnages.

In addition Coral will drill a further 10 RC holes in the zone between Porphyry and Altenburg Hill in an effort to determine continuity between the zones.  Coral will also drill 12 RC holes on the Triplet Gulch Zone.

The 36 core holes will be drilled by Major Drilling and the RC Holes by Lang Division of Boart Longyear.  The program will be directed by Bob McCusker, qualified person as defined by N143-101.  The metallurgical test program will be directed by Jasman Yee, Coral’s metallurgical consultant, qualified person as defined by N143-101.

Beacon Hill Consultants (1988) Ltd. are currently updating the geostatistical computer block model by incorporating results from the 2008 reverse circulation drilling.  The program of drilling and metallurgical test work planned for 2010 has been designed in consultation with Beacon Hill and is intended to increase confidence and develop greater continuity and potentially move part of the current inferred resource of 87 million tons grading 0.017 oz Au/ton (0.583 g/t) at a cut-off grade of 0.0106 opt for a total approximately 1.5 million ounces at Gold Pan, Porphyry and Altenburg Hill into the measured and indicated categories.

This resource of 87 million tons grading 0.017 opt (0.583 g/t) at a cut-off of 0.0106 opt is calculated from the shallow depth resources outlined in the October 9, 2009 news release, as follows:-

Summary of selected near-surface inferred resources at the Robertson Property:

ZONE	SHORT TONS ORE	GRADE, OZ AU/TON	CONTAINED OZ
Gold Pan oxide	12,566,599	0.020	251,332
Altenburg Hill oxide	12,873,976	0.015	195,684
Porphyry oxide	39,049,182	0.017	652,121
Porphyry sulfide	12,535,861	0.016	198,067
L. Triplet Gulch	9,993,131	0.021	208,585
Total	87,018,749	0.017	1,505,789

Note that the remaining deeper resources at Distal, 39A of 91,905,439 inferred tons (which together with the shallow resource of 87,018,749 tons total 178,924,188 tons) will not be evaluated by the 2010 program.  The deeper resource will remain in the inferred category.

The first program of drilling 12 RC holes at Triplet Gulch is expected to start in the last week of May.  The entire drill and metallurgical test work program will take the whole of 2010 and will result in a Preliminary Economic Assessment Report scheduled for Q2 of 2011.

This news release was prepared by Chris J. Sampson, P. Eng., Vice President Exploration Coral Gold in consultation with Garth Kirkham P. Geo. and Peter Stokes, P. Eng. of Beacon Hill Consultants (1988) Ltd. and Jasman Yee metallurgical consultant and Bob McCusker geological consultant.

Inferred Resources are considered too speculative geologically to have economic considerations applied to them.  Inferred Resources require further exploration to upgrade them to the higher Measured and Indicated categories.

While the current work program is designed to upgrade the level of confidence in the oxide mineral resource base and provide the basis for a Preliminary Economic Assessment Report that determines or analyses economic viability, Coral cannot guarantee that additional drilling will upgrade Inferred Resources to a higher level of confidence.

For more information on the Robertson Property and Coral Gold’s other Nevada projects, visit the company’s website at www.coralgold.com

ON BEHALF OF THE BOARD

“David Wolfin”
___________________________________
David Wolfin
President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.